Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our reports dated June 29, 2015 (except for the effects of retrospective adjustments for reportable segments discussed in Note 11 and the effects of discontinued operations discussed in Note 12, as to which the date is May 12, 2016) with respect to the consolidated financial statements, schedule, and internal control over financial reporting of Investors Real Estate Trust and Subsidiaries included in the Annual Report on Form 10-K for the year ended April 30, 2015 and the Current Report on Form 8-K filed on May 12, 2016, which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference of the aforementioned reports in this Registration Statement, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Minneapolis, Minnesota
June 23, 2016